EXHIBIT 12

Chesapeake Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratio of earnings to fixed

charges)

	Six Months Ended			Fiscal Years Ended
	07/02/06		07/03/05	01/01/06	01/02/05	12/28/03	12/29/02	12/30/01
Earnings:
Pre tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from equity investees	$(10.2)		$2.7	$(318.6)	$8.1	$24.8	$11.7	$1.3
Fixed charges	20.5		18.8	36.5	40.5	46.7	48.6	44.2
Pre tax losses of equity investees	—		—	—	—	—	—	(0.4)

	$10.3		$21.5	$(282.1)	$48.6	$71.5	$60.3	$45.1
Less capitalized interest	—		—	—	0.4	1.0	0.1	—
Less minority interest	—		(0.6)	(0.7)	(0.7)	(1.0)	(0.2)	(0.1)

Total Earnings	$10.3		$22.1	$(281.4)	$48.9	$71.5	$60.4	$45.2

Fixed Charges:
Interest expensed and capitalized and amortization of premiums, discounts and capitalized expenses related to indebtedness	$19.0		$17.3	$33.6	$37.8	$44.3	$46.3	$41.7
Estimated interest component of rental expense(1)	1.5		1.5	2.9	2.7	2.4	2.3	2.5

Total Fixed Charges	$20.5		$18.8	$36.5	$40.5	$46.7	$48.6	$44.2

Ratio of earnings to fixed charges	—	(2)	1.18x	— (2)	1.21x	1.53x	1.24x	1.02x

(1)	Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.
(2)	Earnings, as defined, were inadequate to cover fixed charges by $10.2 million as of July 2, 2006, and $317.9 million as of January 1, 2006.